April 17, 2014

VIA EDGAR AND U.S. MAIL

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  SunPower Corporation
Form 10-K for the fiscal year ended December 29, 2013
Filed February 18, 2014
File No. 001-34166

Dear Mr. Vaughn:

As requested in your letter to me dated April 3, 2014, this letter summarizes SunPower Corporation's (the "Company" or "we") response to each of your three comments. Also as you requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company's filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are your comments and our responses to each:

Form 10-K for the Fiscal Year Ended December 29, 2013

Item 8. Financial Statements and Supplementary Data, page 73

Consolidated Statements of Operations, page 78

1.
We note the net loss attributable to noncontrolling interests of approximately $62 million for fiscal 2013. We further note that these relate to investments from third-party investors in entities fully consolidated by you totaling $100 million. Provide us with more details regarding the $62 million loss, including a discussion of the reasons for the large losses that are attributed to the third-party investors relative to the initial investment.

Response: We have entered into facilities with third-party investors under which the parties invest in entities that hold SunPower solar power systems and leases with residential customers. We determined that we hold controlling interests in these less-than-wholly-owned entities and have fully consolidated these entities as a result. During fiscal 2013 we received $100 million from investors under these facilities and attributed $62 million of losses to the third-party investors primarily as a result of allocating certain assets, including tax credits, to the investors. As disclosed in Note 1 of our fiscal 2013 Annual Report on Form 10-K, we determined the hypothetical liquidation at book value method (“HLBV Method”) to be the appropriate method for attributing net assets to the controlling and noncontrolling interests of these entities. The governing contractual arrangements provide for allocations of income among the investors that do not necessarily correspond with the investors’ proportional ownership interests and change over time. The HLBV Method is intended to help address potential allocation challenges caused by the structure of these facilities because the HLBV Method allocates income or loss in a manner that is economically proportional to each investor’s share in the net assets of the facility. Under the HLBV Method, we allocate recorded income (or loss) to each investor based on the change, during the reporting period, of the amount of net assets of the entity to which each investor would be entitled under the governing contractual arrangements in a liquidation scenario.

Specifically, the governing contractual arrangements adjust the allocation of liquidation proceeds among the investors as certain events occur and as certain tax benefits are realized. In particular, §48(c) solar commercial investment tax credits and accelerated tax depreciation benefits are realized by the entities as leased solar power systems are placed in service, which in fiscal 2013 occurred shortly after the contributions to the entities were made by the investors. Nearly all of these tax benefits, which form a substantial portion of the overall lease economics and a majority of the economics expected to be realized by the third-party investors, were allocated to the third-party investors at such time. After the entities realized these benefits, the proportion of liquidation proceeds that the third-party investors would be entitled to receive was significantly reduced. Accordingly, the HLBV Method attributed significant losses to the third-party investors’ noncontrolling interests during fiscal 2013.

Consolidated Statements of Cash Flows, page 81

2.
We note the $34.85 million financing activity “assumption of project loan by customer.” Additionally we note from your disclosures on page 112 that this is related to the sale of an Israeli project. You also state that “in instances where the debt is issued as a form of pre-established customer financing, subsequent debt assumption is reflected as a financing outflow and operating inflow.” Please explain to us how your statement of cash flows presentation is in accordance with Topic 230 of the FASB Accounting Standards Codification since this appears to be a non-cash transaction.

Response: As disclosed in Note 10 to our fiscal 2013 Annual Report on Form 10-K, we obtain non-recourse project loans in order to facilitate the construction of certain solar projects. In accordance with Topic 230 of the FASB Accounting Standards Codification, these loans are characterized at inception as financing inflows. If the loan is repaid prior to the sale of the project, the repayment of the loan is similarly characterized as a financing outflow. However, in certain circumstances, such as in the sale of our Israeli project in fiscal 2013, non-recourse loans provided by third-party financial institutions to the project entity are contemplated as part of the structure of the sales transaction. The customer, which is not a related party to either the financial institution or the Company, is permitted to subsequently assume the loan at the time that the project entity is sold to the customer. In this instance, the debt assumed by the customer reduces the cash proceeds owed to us in connection with the sale. As we evaluated the treatment of the assumption of the debt under Topic 230, we concluded that when the third-party debt is issued as a form of pre-established buyer financing, it is appropriate to reflect the subsequent debt assumption as a financing outflow and operating inflow for purposes of the statement of cash flows in order to reflect the substance of the transaction. This treatment approximates the presentation of the statement of cash flows when the loan is repaid prior to the sale of the project, and yields a net effect on operating cash flows equal to the amount of gross profit generated by the sale of the project.

In making our evaluation, we considered the following excerpt from the December 6, 2005 speech by Joel Levine, Associate Chief Accountant, Division of Corporate Finance.

Auto dealers often finance the purchase of their inventory by engaging in floor plan financing arrangements with a finance subsidiary of the manufacturer. Just to use one particular car manufacturer for illustration, a dealer would finance the purchase of Ford products through Ford Motor Credit Company, for example. Under these arrangements, the finance subsidiary pays the manufacturer, holds a lien on the automobile, and then is repaid at a future date by the dealer. These arrangements are treated as seller financing transactions within the operating cash flow category.

So, when the dealer purchases the inventory, the purchase price is reported within operating activities as both an increase in trade loans and an increase in inventory. When the inventory is sold and the loan is repaid, the trade loan is reduced as an operating cash outflow. The end result from the purchase and sale is a net operating cash inflow for the amount of the gross profit.

The situation addressed by the staff dealt with a transaction similar to the purchase of non-Ford products financed through Ford Motor Credit Company. For example, say a dealer purchases Toyotas and Hondas financed under a floor-plan arrangement with Ford Credit. Ford Credit pays the supplier directly and then is repaid later by the dealer. In this case, the financing arrangement is not with the supplier, as it was when the dealer purchased Ford products; therefore, it does not represent a trade loan. It represents a third-party financing arrangement. Not a big deal, except that the inventory purchase, an operating activity, has taken place without the dealer physically delivering the cash. Based on the view that the financing entity effectively has acted as the dealer's agent, we concluded that upon purchase of the inventory, the dealer should report the increase in the third-party loan in substance as a financing cash inflow, with a corresponding operating cash outflow for the increase in inventory. Upon repayment, the cash outflow would be reported as a financing activity. Here, the cash flows statement would depict the substance of the transactions - with the end result being similar to the previous example where the net effect on operating cash flows is the amount of gross profit generated.

We believe that the example included in this speech, in which the staff concluded that the statement of cash flows should reflect the substance of transactions even when doing so does not reflect the actual cash flows that took place, is analogous to our fact pattern and conclusion.

Note 8. Commitments and Contingencies, page 102

Indemnifications, page 104

3.
We note that in February 2013 you received a $75 million indemnification request from a customer relating to a Cash Grant award which was approved by the Treasury Department for an amount less than originally amounted and that you believe the request to be meritless. Considering that you provide indemnification to customers and investors for reductions in benefits received under §48(c) solar commercial investment tax credit and Treasury Grant payments under Section 1603 of the American Recovery and Reinvestment Act please explain to us why you believe this request is meritless.

Response: We advise the Staff that, since filing our Form 10-K on February 18, 2014, we received notice that a claim had been filed on March 19, 2014 by NRG Solar LLC (“NRG”) against SunPower Corporation, Systems, a wholly-owned subsidiary of the Company (“SunPower Systems”), in the Superior Court of Contra Costa County, California. The claim asserts that SunPower Systems owes NRG $75 million according to the indemnification provisions in the contract pertaining to SunPower Systems’ sale of a large California solar project to NRG. This is the same indemnity claim that was the subject of NRG’s letter request referenced in our recent Form 10-K “Indemnifications” disclosure, which the Staff notes in its comment No. 3 reproduced above. Notwithstanding the matter having evolved from a letter request to a filed claim, we believe that the salient facts have not changed and continue to believe that NRG’s claim lacks merit.

We acknowledge in our disclosure that we provide indemnification for customers and investors for reductions in benefits received under §48(c) solar commercial investment tax credits and Treasury Grant payments under Section 1603 of the American Recovery and Reinvestment Act. We respectfully advise the Staff, however, that while we do customarily provide these types of indemnifications in many of our commercial agreements, each contract’s indemnification provisions are individually negotiated, ultimately reflecting an agreed risk allocation mechanism vis-à-vis the Company and our customer in respect of the particular arrangement. This means that the Company’s contractual indemnification provisions governing reductions in benefits vary from customer to customer, including in terms of the indemnification amount, the types of claims that are covered, and the procedures required in order to bring a valid claim.

We advise the Staff that the contract in question in this dispute does contain indemnification provisions designed to allocate the risk of a shortfall in expected benefits between NRG and SunPower Systems. We furthermore advise that the indemnification provisions are unique to the transaction, were the subject of considerable negotiation between sophisticated counterparties, and are correspondingly complex. We continue to believe that in light of these provisions, relevant facts, and advice from counsel, the facts do not support NRG’s claim under the operative indemnification provisions.

Consistent with our historical practices and in conformity with applicable rules promulgated by the Staff, because this matter has developed from a letter request into a filed claim since we filed our last annual report on Form 10-K, we expect to include additional disclosure relating to the matter in our next quarterly report on Form 10-Q, including items such as parties, venue, procedural posture, a summary of the claim, our assessment of the claim’s merit and corresponding assessment of our exposure, if any, and any other information we determine is material before filing the report. In addition, we expect to revisit our future disclosure summarizing our indemnification obligations to third parties to clarify that our payment obligations are generally subject to the third party not only bringing a claim under the procedures specified in the particular contract, but also making a claim that is contemplated by and valid under the indemnification provisions of the particular contract, which provisions are typically contract-specific.

Regards,

/s/ Charles D. Boynton
Charles D. Boynton
Executive Vice President and
Chief Financial Officer